UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019
Commission File Number: 001-35152

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QUARTERHILL INC.

(Translation of registrant’s name into English)

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30 Duke Street
Suite 604
Kitchener, Ontario N2H 3W5
Canada
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended September 30, 2019 and 2018
99.2	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months ended September 30, 2019 and 2018
99.3	Certification of the Chief Executive Officer - Form 52-109F2 Certification of Interim Filings Full Certificate
99.4	Certification of the Chief Financial Officer - Form 52-109F2 Certification of Interim Filings Full Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUARTERHILL INC.

Date: November 7, 2019	By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker Title: Senior Vice-President & General Counsel